[redacted]
File No. 82-34700
05008868
SUPPL
SEC MAIL PROCESSING RECEIVED JUN 0 9 2005 WASH. D.C. 198 SECTION

Airspray®

For more :
Airspray In
Robert Bra
Martin Klein 718/398-4009
e-mail: r.brands@airsprayintl.com
mkleinman@nyc.rr.com

FOR IMMEDIATE RELEASE
June 8, 2005

COLGATE BROADENS FOAMING HANDSOAP ASSORTMENT

Category leader uses Airspray instant-foam dispensers for new hand soap variations, including *SpongeBob SquarePants* hand soap for kids

...

Alkmaar, The Netherlands, June 8 05 – Colgate-Palmolive, maker of the USA's leading liquid hand soap brand -- **Softsoap®** -- has broadened its selection of Airspray's foam dispensers for new instant foaming hand soap applications, including one package that features the internationally popular children's cartoon character, Nickelodeon's SpongeBob SquarePants.

Colgate's new SKUs follow the retail success of its Softsoap® Foam Works™ instant foaming hand soap for children, introduced in 2002.

The latest announcement includes the SpongeBob kid's hand soap application and two new seasonal SKUs featuring butterfly and sun, spring and summer like graphics. These latest introductions follow the successful promotional seasonal packages last winter. The additional introductions by a leading multinational consumer product manufacturer further underscores the growth of the foaming hand soap market in the U.S. and abroad.

Colgate-Palmolive is a $10.6 billion multinational that serves customers in more than 200 countries and territories and is driven by development of innovative new products. In fact, 40 percent of the company's overall sales derive from products introduced less than five years ago.

Hand and bath soap is the largest category of health and beauty care products in which the company competes. Liquid body cleansing represents 43 percent of the hand and bath market, and is steadily growing, the company reports.

PROCESSED
JUN 13 2005
THOMSON FINANCIAL

(more)

ABOUT AIRSPRAY

Airspray N.V. is a worldwide leader in the design, manufacture and supply of innovative non-aerosol dispensing technologies used in home, personal care and commercial product applications. Founded in 1983 in The Netherlands, Airspray has developed sophisticated user- and environmentally friendly dispensing solutions for multinational firms in the increasingly competitive personal care, household product and pharmaceutical markets.

Airspray offers the industry's widest range of value-added mechanical foam dispensers, with over 20 versions available. All are based on unique, patented technologies that work without chemical propellants. Airspray is listed on the Official Market of Euronext (Amsterdam). In the U.S., the company is traded over-the-counter ("AYAKY").

As the role of the dispenser has grown in the sales and merchandising of "sprayed" consumer products, Airspray's expertise in research and development and fast prototyping has helped clients such as Bristol-Myers, Clairol, Colgate, Henkel-Schwarzkopf, L'Oreal, Unilever, and Yves Rocher -- to name only a few -- differentiate their products. For further information, call 954/972-7750 or 072-541-4666, or visit the company's web site at www.airspray.biz.

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